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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 2)*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0000005 per share and

American Depositary Shares(1)

(Title of Class of Securities)

50047P104(2)

(CUSIP Number)

Wargaming.net LLP

Sterling House, Fulbourne Road, Walthamstow

London, E17 4EE, United Kingdom

Telephone: +44 2084 982777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Each American Depositary Share represents 40 ordinary shares.
(2)	This CUSIP number applies to the Issuer’s American Depositary Shares.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 40047P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wargaming.net LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 165,580,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 165,580,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.7977%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 1,882,073,063 Ordinary Shares, par value $0.0000005 per share, outstanding as of December 31, 2014 as reported by the Issuer to the Reporting Person.

Item 1. Security and Issuer

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2012 (the “Original Schedule 13D”), as amended on October 27, 2014 (the “Amendment No. 1”) by the Reporting Person. The securities to which this statement on Schedule 13D/A (this “Amendment”) relates are Ordinary Shares (and their equivalent ADSs) and warrants to purchase Ordinary Shares (and their equivalent ADSs) of KongZhong Corporation, incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office at 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment is filed by Wargaming.net LLP. Wargaming.net LLP is a United Kingdom limited liability partnership. The managing members of Wargaming.net LLP are Ockster Financial Corporation, a British Virgin Islands corporation, and Kloyster Systems Corp., a British Virgin Islands corporation. Each of the managing members disclaims beneficial ownership of the outstanding Ordinary shares, and the warrants and the underlying Ordinary Shares, except to the extent of its pecuniary interest. Each of the foregoing is also referred to herein as a “Reporting Person”.

(b) The business address of Wargaming.net LLP is Sterling House, Fulbourne Road, Walthamstow, London, E17 4EE, United Kingdom.

(c) The principal place of business of Wargaming.net LLP is Sterling House, Fulbourne Road, Walthamstow, London, E17 4EE, United Kingdom.

(d) During the past five years, none of the managing members of Wargaming.net LLP nor the Reporting Person, has been convicted in a criminal proceeding.

(e) During the past five years, none of the managing members of Wargaming.net LLP, nor the Reporting Person, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Wargaming.net LLP is a citizen of the United Kingdom. Each of the other Reporting Persons is a resident of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

The ownership of the Issuer’s Ordinary Shares held by the Reporting Person previously reported in the Original Schedule 13D and in Amendment No. 1 is hereby amended to include the following information:

The Reporting Person has acquired shares of the Issuer’s ADSs through open market purchases using working capital funds. A summary of the ADSs acquired is as follows:

Date	Number of ADSs		Price Per ADS	Total Price Paid
03/12/15	125,814	(1)	$5.0451	$634,744.21
03/13/15	13,686	(2)	$5.0497	$69,110.19

TOTAL	139,500			$703,854.40

(1)	Represents an equivalent of 5,032,560 Ordinary Shares.
(2)	Represents an equivalent of 547,440 Ordinary Shares.

Item 4. Purpose of the Transaction

All of the ADSs (and their equivalent Ordinary Shares) to which this Amendment relates were purchased by Wargaming.net LLP for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) Wargaming.net LLP beneficially owns 165,580,000 Ordinary Shares as of March 13, 2015 representing 8.7977% of the Issuer’s outstanding Ordinary Shares (as of December 31, 2014, as reported by the Issuer to the Reporting Person). Wargaming.net LLP has the sole power to vote, direct the vote, dispose and direct the disposition of such Ordinary Shares (and the equivalent ADSs). Wargaming.net LLP also holds warrants which are exercisable for the purchase of an additional 40,000,000 Ordinary Shares (the equivalent of 1,000,000 ADSs).

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of Ordinary Shares referenced in paragraph 5(a).

(c) Except as reported herein, Wargaming.net LLP has not engaged in any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Amendment.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Wargaming.net LLP has the sole voting and dispositive power over the securities.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

Wargaming.net LLP

By	/s/ Victor Kislyi
Victor Kislyi
Title	Chief Executive Officer